Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                             New York, NY 10019-6064


                                                                    June 6, 2005

(212) 373-3428
(212) 492-0428
okwon@paulweiss.com


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Abby Adams
            Special Counsel, Office of Mergers & Acquisitions

                        Emmis Communications Corporation
                        Amendment No. 3 to Schedule TO-I
                                File No. 5-43521
                  --------------------------------------------

Ladies and Gentlemen:

         On behalf of Emmis Communications Corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 3 to the Tender Offer Statement on Schedule TO ("Amendment No. 3"). The Company originally filed the Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on May 16, 2005.

         Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") with respect to Amendment No. 2 to the Schedule TO in a letter from Abby Adams, dated June 3, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain terms used in this letter are defined in Amendment No. 3.

         The Company's responses to the Staff's comments are as follows:

OFFER TO PURCHASE

Summary Term Sheet, Page i
--------------------------

         1. We reissue comment 2. Your revised disclosure does not highlight why FCC approval is needed for the transaction, i.e., that the tender offer, if fully subscribed, will result in a change in control because Mr. Smulyan's ownership will increase to more than 50%.

         RESPONSE TO COMMENT 1

         In response to the Staff's comment, the Company has further amended the revised disclosure in the cover page of the Offer to Purchase.


Conditions of the Tender Offer, Page 17
---------------------------------------

         2. We note your response to comment 7 and reissue the comment in part. It appears that the conditions cited in the last paragraph of your response are material in that, if waived, the offer must be amended to provide notice of the material change and to provide five business days to remain in the offer upon dissemination of the notice.

         RESPONSE TO COMMENT 2

         The Company understands that if any of the shareholder approval condition, the FCC approval condition or the solvency opinion condition is waived, the offer must be amended to provide notice thereof and to provide five business days to remain in the Offer upon dissemination of the notice. The Company, however, does not expect to waive any of these conditions. Furthermore, as disclosed in Amendment No. 2 to the Schedule TO, on May 31, 2005, the Company received all required FCC approvals in satisfaction of the FCC approval condition.

Certain Information Concerning Emmis, page 21
---------------------------------------------

         3. We note your response to comment 10 and reissue the comment. The summary financial information must be mailed to security holders. We note that the information includes pro forma financial information.

         Response to Comment 3

         As discussed during our telephone conversation on June 3, 2005, the Company adequately disseminated the summary financial information required by
Item 1010(c) of Regulation M-A via a press release issued by the Company on June 2, 2005. The pro forma financial information that was included in this press release had been previously disseminated in the original Offer to Purchase, dated May 16, 2005. The only difference between the summary and pro forma financial information that was included in this press release and in the original Offer to Purchase is the additional column providing the summary financial information for the Company's fiscal year ended February 29, 2004.


                                *     *     *

         If you have any questions concerning the above responses, please do not hesitate to contact me at (212) 373-3428.

                                              Very truly yours,


                                              /s/ O. Denny Kwon
                                              -----------------
                                              O. Denny Kwon



cc:      J. Scott Enright
                  Emmis Communications Corporation
         John C. Kennedy
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP